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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL OMB Number:3235-0145 Expires: February 28, 2009 Estimated average burden hours per response . . . .14.5

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Amylin Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

032346108

(CUSIP Number)

Eric Sippel
Eastbourne Capital Management, L.L.C.
1101 Fifth Avenue, Suite 370
San Rafael, CA  94901

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 29, 2008

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 140.13d-1(g), check the following box.  [X]

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a Filer's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13D Page  2 of 9
CUSIP No. 032346108

1.	Names of Filers. I.R.S. Identification Nos. of above persons (entities only).

Eastbourne Capital Management, L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)	__X__

(b)	______

3.	SEC Use Only

4.	Source of Funds (See Instructions)	__AF__

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6.	Citizenship or Place of Organization	Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 17,200,000
9. Sole Dispositive Power 0
10. Shared Dispositive Power 17,200,000

11.	Aggregate Amount Beneficially Owned by Each Filer17,200,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See

Instructions)______

13.	Percent of Class Represented by Amount in Row (11)	12.5%

14.	Type of Filer (See Instructions)	IA, OO

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CUSIP No. 032346108

1.	Names of Filers. I.R.S. Identification Nos. of above persons (entities only).

Richard Jon Barry

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)	__X__

(b)	______

3.	SEC Use Only

4.	Source of Funds (See Instructions)	__AF__

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6.	Citizenship or Place of Organization	U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 17,200,000
9. Sole Dispositive Power 0
10. Shared Dispositive Power 17,200,000

11.	Aggregate Amount Beneficially Owned by Each Filer17,200,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See

Instructions)______

13.	Percent of Class Represented by Amount in Row (11)	12.5%

14.	Type of Filer (See Instructions)	IN, HC

Schedule 13D Page  4 of 9
CUSIP No. 032346108

1.	Names of Filers. I.R.S. Identification Nos. of above persons (entities only).

Black Bear Offshore Master Fund, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)	______

(b)	__X__

3.	SEC Use Only

4.	Source of Funds (See Instructions)	__WC__

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6.	Citizenship or Place of Organization	Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 12,116,463
9. Sole Dispositive Power 0
10. Shared Dispositive Power 12,116,463

11.	Aggregate Amount Beneficially Owned by Each Filer12,116,463

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See

Instructions)______

13.	Percent of Class Represented by Amount in Row (11)	8.8%

14.	Type of Filer (See Instructions)PN	CO

Schedule 13D Page  5 of 9
CUSIP No. 032346108

Preamble

This Schedule 13D supersedes the Schedule 13G as last amended by Amendment No. 4 filed on April 3, 2008, filed by Eastbourne Capital Management, L.L.C (“Eastbourne”), Richard Jon Barry (“Barry”) and Black Bear Offshore Master Fund, L.P. (the “Offshore Fund” and, collectively  with Eastbourne and Barry, the “Filers”), relating to shares of Common Stock of Amylin Pharmaceuticals, Inc..  This Schedule 13D is being filed because the Filers may no longer qualify to file on Schedule 13G.  See Item 4 below.

Item 1.                      Security and Issuer

This statement relates to shares of Common Stock (the "Stock") of Amylin Pharmaceuticals, Inc. (the "Issuer").  The principal executive office of the Issuer is located at 9360 Towne Centre Drive, Suite 110, San Diego, CA 92121.

Item 2.  Identity and Background

(a)	Eastbourne, Barry and the Offshore Fund. The Offshore Fund is filing jointly with the other Filers, but not as a member of a group, and it expressly disclaims membership in a group.

(b)
The business address of Eastbourne and Mr. Barry is 1101 Fifth Avenue, Suite 370, San Rafael, CA  94901.  The address of the Offshore Fund is c/o CITCO Fund Services (Cayman Islands) Limited, Corporate Centre, West Bay Road, P.O. Box 31106-SMB, Grand Cayman, Cayman Islands.

(c)
Eastbourne is a registered investment adviser and is the general partner or manager of investment limited partnerships and limited liability companies, including the Offshore Fund.  Eastbourne also is the investment adviser to those partnerships and companies and to other accounts, including the Offshore Fund.  Mr. Barry is the controlling owner and managing member of Eastbourne.

(d)	During the last five years, none of the Filers has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
During the last five years, none of the Filers was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Please see the cover page for each Filer for the citizenship of that Filer.

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CUSIP No. 032346108

Item 3.  Source and Amount of Funds or Other Consideration

The source and amount of funds used in purchasing the Stock were as follows:

Purchaser                                   Source of Funds                                        Amount

Eastbourne/Barry                      Funds under Management                      $446,704,819 (1)
Offshore Fund                           Working Capital                                        $312,044,270

(1) Includes the amount used to purchase the shares of Stock beneficially owned by the Offshore Fund.

Item 4.                      Purpose of Transaction

The Filers acquired their positions in the shares of Stock in the belief that they were undervalued.  In order to increase their ownership position to more than 15% of the outstanding Stock of the Issuer without triggering the Issuer’s Rights Agreement (“poison pill”), the Filers entered into an Agreement, dated as of March 12, 2008, with the Issuer (the “Standstill Agreement”) that, among other things, might be deemed to prohibit the Filer from participating in strategic discussions about the Issuer’s future while the Standstill Agreement was in effect.  The Standstill Agreement automatically terminated pursuant to its terms as of the close of trading on August 27, 2008, the date on which the Filers sold shares of Stock such that the Filers beneficially owned less than 15% of the outstanding Common Stock of the Issuer.  The Standstill Agreement was filed by the Issuer as an exhibit to a Form 8-K filed on March 13, 2008.

Now that the Standstill Agreement has terminated, the Filers may have conversations with Issuer’s management and members of the board of directors, and other shareholders, to discuss the Filers’ ideas as to how the Issuer may be able to maximize product sales and development and more generally to enhance shareholder value.  The Filers believe that the Stock is substantially undervalued.

Except as set forth in this Item 4, none of the Filers has any present plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of the instructions to Item 4 of Schedule 13D.  The Filers intend to review their investment in the Issuer on a continuing basis. Depending on various factors, the Reporting Persons may in the future, from time to time, dispose of some or all of the securities of the Issuer beneficially owned by them and/or acquire additional securities of the Issuer, in the open market or otherwise, or take any other actions with respect to their investment in the Issuer permitted by law, including any or all of the actions set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.                      Interest in Securities of the Issuer

(a), (b) and (d) Each Filer’s beneficial ownership of the Stock on the date of this report is reflected on that Filer’s cover page.  Eastbourne is an investment adviser with the power to invest in, vote and dispose of the Stock on behalf of its clients, including the Offshore Fund, and is deemed to share beneficial ownership of and voting and dispositive power with respect to the shares of Stock beneficially owned by its clients.  Its clients have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Stock.  Except for the Offshore Fund, no client individually holds more than 5% of the outstanding Stock.  By virtue of its control of the Offshore Fund, Eastbourne is deemed to share beneficial ownership of (and voting and dispositive power with respect to) the shares of Stock beneficially owned by the Offshore Fund.  Mr. Barry is the controlling owner and managing member of Eastbourne.  By virtue of his control of Eastbourne, Mr. Barry is deemed to share beneficial ownership of (and voting and dispositive power with respect to) the shares of Stock beneficially owned by Eastbourne.

Schedule 13D Page  7 of 9
CUSIP No. 032346108

(c ) None of the Filers effected any purchases during the past sixty (60) days.  The following table sets forth all sales with respect to the Stock effected during the past sixty (60) days by any of the Filers.  All such sales of Stock were effected in the open market, and the table includes commissions paid in per share prices.

Name                                                           Date                                       Shares Sold                                     Price Per Share

Offshore Fund                                           8/27/2008                                139,142                                           $20.07

Offshore Fund                                           8/27/2008                                34,786                                             $20.28

Offshore Fund                                           8/27/2008                                481,219                                           $21.05

Offshore Fund                                           8/27/2008                                2,716,411                                        $21.23

Offshore Fund                                           8/27/2008                                125,450                                           $21.58

Offshore Fund                                           8/27/2008                                695,705                                           $21.77

Eastbourne and Barry(1)                         8/27/2008                                 60, 858                                            $20.07

Eastbourne and Barry(1)                         8/27/2008                                 15,214                                            $20.28

Eastbourne and Barry(1)                         8/27/2008                                 210,481                                          $21.05

Eastbourne and Barry(1)                         8/27/2008                                 1,188,130                                       $21.23

Eastbourne and Barry(1)                         8/27/2008                                 54,871                                            $21.58

Eastbourne and Barry(1)                        8/27/2008                                  304,295                                          $21.77

(1)	Sales listed under Eastbourne and Barry excludes the sales listed under Offshore Fund.

(e)  Not applicable

Item 6.                      Contracts, Arrangement, Understandings or Relationships with Respect to Securities of the Issuer

Eastbourne is the general partner of the Offshore Fund and other investment funds pursuant to agreements of limited partnership or limited liability company agreements between Eastbourne and the Offshore Fund and those other funds, respectively.  Eastbourne is the investment adviser to other accounts pursuant to investment management agreements between Eastbourne and each of those other accounts.  Those agreements provide to Eastbourne the authority, among other things, to invest the funds of the Offshore Fund and other clients in the Stock, to vote and dispose of Stock and to file this statement on behalf of the Offshore Fund and those other clients.  Pursuant to those agreements of limited partnership, limited liability company agreements and investment management agreements, Eastbourne is entitled to allocations and fees based on assets under management and realized and unrealized gains.

SIGNATURES

After reasonable inquiry and to the best of my knowledge, I certify that the information set forth in this statement is true, complete and correct.

Schedule 13D Page 8 of 9
CUSIP No. 032346108

Dated:                      August 29, 2008

Eastbourne Capital Management, L.L.C. By: Eric M. Sippel Chief Operating Officer
Black Bear Offshore Master Fund, L.P. By: Eastbourne Capital Management, L.L.C. General Partner By: ____________________________________ Eric M. Sippel Chief Operating Officer

____________________________________
Richard J. Barry

Schedule 13D Page  9 of 9
CUSIP No. 032346108

EXHIBIT A

AGREEMENT REGARDING JOINT FILING
OF STATEMENT ON SCHEDULE 13D OR 13G

The undersigned agree to file jointly with the Securities and Exchange Commission (the "SEC") any and all statements on Schedule 13D or Schedule 13G (and any amendments or supplements thereto) required under section 13(d) of the Securities Exchange Act of 1934, as amended, in connection with purchases by the undersigned of the common stock of Amylin Pharmaceuticals, Inc. or any other issuer.  For that purpose, the undersigned hereby constitute and appoint Eastbourne Capital Management, L.L.C., a Delaware limited liability company, as their true and lawful agent and attorney-in-fact, with full power and authority for and on behalf of the undersigned to prepare or cause to be prepared, sign, file with the SEC and furnish to any other person all certificates, instruments, agreements and documents necessary to comply with section 13(d) and section 16(a) of the Securities Exchange Act of 1934, as amended, in connection with said purchases, and to do and perform every act necessary and proper to be done incident to the exercise of the foregoing power, as fully as the undersigned might or could do if personally present.

Dated:                      August 29, 2008

Eastbourne Capital Management, L.L.C.

By:
Eric M. Sippel
Chief Operating Officer

Black Bear Offshore Master Fund,  L.P.
By:          Eastbourne Capital Management, L.L.C.
General Partner

By:          ____________________________________
Eric M. Sippel
Chief Operating Officer

Richard J. Barry